Effective immediately I resign from the Board of Directors of SecureAlert and any committees thereof. My resignation is prompted by several concerns and disagreements with the actions taken by the Board.  They include:

1) The votes by Mr. Klinkhammer and Mr. Dubois to approve the Settlement Agreement and Royalty and Share Buy Back Agreement among the Company, Borinquen Container Corporation and Sapinda Asia Limited.

Messrs. Klinkhammer and Dubois should have recused themselves from the vote.  Mr. Klinkhammer is employed by another Sapinda entity and reports directly to Mr. Lars Windhorst who controls Sapinda Asia.  Mr. Dubois was appointed to the Board as a specific condition of Sapinda Asia agreeing to enter into a Loan and Security Agreement with the Company.

The Agreement required the Company to pay in excess of $2 million more for the Royalty held by Borinquen than originally negotiated because of Sapinda's multiple defaults under the Loan and Security Agreement.

Sapinda is now able to convert the principal and interest of the Loan into shares of the Company common stock at the rate of $0.0225 per share, which is well below the current market value.

2) Mr. Dubois claims to have no equity interest in the Company and also claims to have no arrangement to purchase equity or receive compensation from Sapinda or its affiliates, but continues to work actively as the management of the Company without compensation from the Company.

3) Sapinda and its affiliates now control more than 50% of the Company, and, in my opinion show complete disregard for minority shareholders.

For these reasons I find it necessary to resign as Chairman and Member of the Board.

Sincerely

David P. Hanlon